SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Reports Record Second Quarter 2005 Results, Revises Guidance Upward.

š	739% Revenues Growth
š	Improved Gross Margin to 36.6%
š	$508K Operating Profit
š	$2,184K EBITDA

Fully consolidated Financial Results with Shagrir as of Q2/2005

Givatayim, Israel, August 25, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXTSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, reported today its consolidated financial results for Q2 2005 and the six months period ended June 30, 2005.

Financial Highlights:

Q2 2005 is the first financial period in which Nexus has fully consolidated the financial results of Shagrir, Nexus’ Israeli subsidiary.

Revenues: Nexus’ revenues for the second quarter and the first six months of 2005 increased by 739% and 591%, respectively to $10,160 thousands and $16,653 thousands from $1,211 thousands and $2,411 thousands, respectively, in the comparable periods in 2004.

Revenue breakdown: Nexus’ revenues from services in Q2 2005 were 79.2% of total revenues, as compared with 41% in the same period at 2004. In the first six months of 2005 services revenues were 73.3% from total revenues, compared to 39% in the first six months of 2004.

Gross margin: For the second quarter and first six months of 2005, gross margin improved to 36.6% and 36% respectively, compared to 27.3% and 15.1% in the same periods in 2004.

Operating Profit (loss): Nexus reports a $508 thousands operating profit in the second quarter of 2005, compared to an operating loss of $424 thousands in the second quarter of 2004. In the first six months of 2005, operating loss reduced to $863 thousands from an operating loss of $1,127 thousands for the same period in 2004. Without the non recurrent charges associated with the acquisition of Shagrir activity, Nexus would have present in the first six month of 2005 an approximate operating breakeven.

EBITDA: Nexus’ EBITDA improved to $2,184 thousands and $1,912 thousands in the second quarter and the first six months of 2005, respectively, as compared to a negative EBITDA of $40 thousands in the second quarter of 2004 and a negative EBITDA of $358 thousands in the first half of 2004

Total shareholder’s equity increased during the first six months of 2005 to $11 million, mainly as a result of the issuance of Nexus shares and warrants.

Danny Stern, CEO, added: “We are delighted with our financial results and with the substantial growth. Nexus has completed its transformation into a service providing company and is currently focused on leveraging its businesses in all of the markets in which it is competing: Israel, Argentina, Mexico, Venezuela and Russia. We are looking forward to further cooperation with our clients worldwide, in order to achieve our mutual goals.”

Commenting on the results, Yossi Ben Shalom, Chairman of the Board said: “We are pleased to present a substantial improvement in our major financial indicators, as manifested primarily by our operating profit in Q2 2005. We have started to prove to our shareholders that we are committed to accomplishing the targets we set ourselves and as previously outlined to the public, i.e. positive growth in revenues, profitability and EBITDA. We are confident in our ability to further achieve our business goals, based upon our growing share in all our markets. We are confident that recent investments, mainly in Mexico, that currently do not have a positive impact on our financial results, will ultimately contribute substantially to improve our results in the future.”

Mr. Ben Shalom added: “Nexus today is a different and a better company in all of its business aspects. Nexus will announce its financial results every quarter and will communicate directly with the investment community.”

“We are updating our guidance for Nexus’ annual revenues to $35 million.”

Conference Call Information:

Nexus will host conference calls with the investment community on Monday, August 29th in Hebrew on 15:30 local time and in English on 10:00 ET.

To listen to the conference calls, please dial:
English +1-866-860-9642 or +972-3-9180600
Hebrew +972-3-9180609

A replay of the conference call will be available through August 31st, 2005 at the Company’s website www.nexus.telocation.com.

Nexus Telocation Systems Ltd. is a service provider of a range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its subsidiaries Tracsat and Pointer SA.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,043	$75
Short-term investments	-	15
Trade receivables	7,499	3,828
Other accounts receivable and prepaid expenses	891	639
Inventories	1,375	1,343

Total current assets	11,808	5,900

LONG-TERM ASSETS:
Long-term accounts receivable	239	230
Severance pay fund	2,858	751
Property and equipment, net	7,922	2,670
Goodwill	42,540	13,154
Other intangible assets, net	11,349	2,808

Total long-term assets	64,908	19,613

Total assets	$76,716	$25,513

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31, 2004
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	$8,515	$7,064
Trade payables	4,354	2,894
Other accounts payable and accrued expenses	11,990	2,640

Total current liabilities	24,859	12,598

LONG-TERM LIABILITIES:
Long-term loans	36,930	4,572
Accrued severance pay	3,927	1,257

	40,857	5,829

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized :8,000,000 and 4,000,000 shares at June 30, 2005 and
December 31, 2004, respectively; Issued and outstanding: 2,458,910 and
1,704,505 shares at June 30, 2005 and December 31, 2004, respectively	1,667	1,145
Additional paid-in capital	100,646	94,127
Deferred stock-based compensation	(13)	(117)
Accumulated other comprehensive loss	(1,223)	(353)
Accumulated deficit	(90,077)	(87,716)

Total shareholders' equity	11,000	7,086

Total liabilities and shareholders' equity	$76,716	$25,513

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS U.S.

Dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited

Revenues:
Products	$4,447	$1,475	$2,109	$716	$5,594
Services	12,206	936	8,051	495	5,375

Total revenues	16,653	2,411	10,160	1,211	10,969

Cost of revenues:
Products	3,076	1,071	1,304	546	5,666
Services	7,578	975	5,140	334	1,876

Total cost of revenues	10,654	2,046	6,444	880	7,542

Gross profit	5,999	365	3,716	331	3,427

Operating expenses:
Research and development, net	439	254	232	54	482
Selling and marketing	1,930	269	971	156	1,588
General and administrative	3,059	741	1,184	431	2,887
Amortization of deferred stock
compensation	114	228	64	114	465
Amortization of intangible assets	1,320	-	757	-	932

Total operating expenses	6,862	1,492	3,208	755	6,354

Operating profit (loss)	(863)	(1,127)	508	(424)	(2,927)
Financial expenses, net	(1,592)	(172)	(1,091)	(204)	(758)
Other income (expenses), net	94	-	107		(42)

Loss before taxes on income	2,361	1,299	476	628	3,727
Taxes on income	-	-	-	-	37

Net loss	$2,361	$1,299	$476	$628	$3,764

Basic and diluted loss per share	$1.07	$1.08	$0.19	$0.50	$2.58

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 31, 2005